                                             ----------------------------------
                                                       OMB APPROVAL
                                             ----------------------------------
                                             OMB Number:              3235-0145
                                             Expires:          October 31, 1994
                                             Estimated average burden
                                             hours per form ..............14.90
                                             ----------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _______)*

                             SYNBIOTICS CORPORATION
           ----------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    871566105
                  --------------------------------------------
                                 (CUSIP Number)

                               ELLEN PULVER FLATT,
                       ESQUIRE/McCAUSLAND, KEEN & BUCKMAN
                       5 Radnor Corporate Center, Ste 500
                                Radnor, PA 19087
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 25, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 871566105                                           Page 2 of 2 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                INTERNATIONAL CANINE GENETICS, INC.
                23-2418859
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE
------------------------------------------------------------------------------
               |  7  |   SOLE VOTING POWER
               |     |    -0-
  NUMBER OF    |-----|--------------------------------------------------------
   SHARES      |  8  |   SHARED VOTING POWER
BENEFICIALLY   |     |    1,163,205
  OWNED BY     |-----|--------------------------------------------------------
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |    -0-
PERSON WITH    |-----|--------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |    1,163,205
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,163,205
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             18.6%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
             CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

                  Common Stock, without par value, of Synbiotics Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11011 Via Frontera, San Diego, California 92127.


Item 2. Identity and Background. International Canine Genetics, Inc. ("ICG") is a Delaware corporation with its principal business office located at 271 Great Valley Parkway, Malvern, Pennsylvania 19355. As a result of the sale of substantially of its assets to the Issuer on October 25, 1996, ICG's principal business is currently limited to holding common stock of the Issuer.

         During the last five years, ICG has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         During the last five years, ICG was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         The applicable information required by Instruction C with respect to the executive officers, directors and controlling persons of ICG is as follows:

         Director and officer:

         (a) Peter A. Sears

         (b) 565 E. Swedesford Road, Suite 315, Wayne, Pennsylvania  19087

         (c) Peter A. Sears is the President of S.R. One, Limited, a Pennsylvania business trust located at 565 E. Swedesford Road, Suite 315, Wayne, Pennsylvania 19087. Mr. Sears is currently the sole director and President, Secretary and Treasurer of ICG.

         (d) During the last five years, Mr. Sears has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the last five years, Mr. Sears was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Officer:

         (a) John R. Bauer

         (b) 271 Great Valley Parkway, Malvern, Pennsylvania 19355

         (c) John R. Bauer is the Chief Financial Officer of ICG with its principal business office located at 271 Great Valley Parkway, Malvern, Pennsylvania 19355.

         (d) During the last five years, Mr. Bauer has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the last five years, Mr. Bauer was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Controlling Stockholder:

         S.R. One, Limited is a Pennsylvania business trust with its principal office located at 565 E. Swedesford Road, Suite 315, Wayne, Pennsylvania 19087. S.R. One, Limited is a wholly-owned subsidiary of SmithKline Beecham plc, a publicly-owned health care company. S.R. One, Limited beneficially owns 73.3% of the outstanding shares of ICG.

         During the last five years, S.R. One, Limited has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         During the last five years, S.R. One, Limited was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         The subject shares of the Common Stock of the Issuer were issued to ICG in consideration for the sale of substantially all of the assets of ICG to the Issuer pursuant to a Purchase Agreement (the "Purchase Agreement") dated July 23, 1996, as subsequently amended, by and among the Issuer, ICG and S.R. One, Limited, which is incorporated by reference herein as an Exhibit.

         No additional consideration was paid by Peter A. Sears, director, President, Secretary and Treasurer of ICG, John R. Bauer, Chief Financial Officer of ICG, or S.R. One, Limited, controlling stockholder of ICG, in connection with the acquisition of the Issuer's shares.

Item 4. Purpose of Transaction.

         ICG acquired the shares of the Common Stock of the Issuer in consideration for the sale of substantially all of the assets of ICG to the Issuer pursuant to the Purchase Agreement.

                  (a) ICG intends to dispose of securities of the Issuer in order to satisfy certain of its remaining liabilities which were not assumed by the Issuer pursuant to the Purchase Agreement. Thereafter, ICG intends to redeem its stock from certain participating stockholders (the "Redeeming Stockholders") pursuant to a plan of redemption to be adopted by ICG and to distribute to each of the Redeeming Stockholders a substantial portion of the Issuer's shares received pursuant to the Purchase Agreement;

                  (b) ICG does not have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the

Issuer or any of its subsidiaries;

                  (c) ICG does not have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                  (d) ICG does not have any plans or proposals which would result in a change in the Issuer's present Board of Directors or management, although a representative of S.R. One, Limited is a director of the Issuer, and a former executive officer of ICG is an executive officer of the Issuer;

                  (e) ICG does not have any plans or proposals which relate to or would result in a material change in the present capitalization or dividend policy of the Issuer;

                  (f) ICG does not have any plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure;

                  (g) ICG does not have any plans or proposals which relate to or would result in any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) ICG does not have any plans or proposals which relate to or would result in a class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) ICG does not have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

                  (j) ICG does not have any plans or proposals which relate to or would result in an action similar to any of those enumerated above.

         None of Peter A. Sears, John R. Bauer or S.R. One, Limited has any plans or proposals relating to or which would result in any of the items referred to in (a) through (j), except as set forth above.

Item 5. Interest in Securities of the Issuer.

         ICG

                  (a) As of October 25, 1996, International Canine Genetics, Inc. acquired, pursuant to the Purchase Agreement, an aggregate of 1,163,205 shares of the Common Stock of the Issuer, representing 18.6% of the Issuer's Common Stock (based on 6,238,720 shares outstanding as of October 31, 1996).

                  (b) ICG shares voting and investment power with respect to all of the shares listed above with S.R. One, Limited, which controls ICG as a result of its beneficial ownership of 73.3% of the outstanding shares of ICG.

                  (c) The only transactions involving ICG and the Common Stock of the Issuer are the transactions pursuant to the Purchase Agreement.

                  (d) Except for ICG, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced above, except, indirectly, S.R. One, Limited, as a stockholder of ICG, has the right to receive a portion of dividends from, or the proceeds from the sale of, the securities referenced above,.

                  (e) Not applicable.

         S.R. One, Limited

         To ICG's knowledge:

                  (a) As of October 25, 1996, S.R. One, Limited acquired 237,389 shares of the Issuer's Common Stock pursuant to the Purchase Agreement for a total consideration equal to $1,000,000, which shares represent 3.8% of the Issuer's Common Stock (based on 6,238,720 outstanding as of October 31, 1996);

                  (b) S.R. One, Limited has sole voting and investment power with respect to 237,398 shares, and shared voting and investment power with respect to the 1,163,205 shares of the Issuer's Common Stock acquired by ICG pursuant to the Purchase Agreement;

                  (c) The only transaction involving S.R. One, Limited and the Common Stock of the Issuer are the transactions pursuant to the Purchase Agreement;

                  (d) Except for S.R. One, Limited's indirect right, as a stockholder of ICG, to receive a portion of dividends from, or the proceeds from the sale of, the securities referenced above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced above.

                  (e) Not applicable.

         Peter Sears

         Peter A. Sears, as President of S.R. One, Limited, may be deemed to be an indirect beneficial owner of the above-referenced Issuer's securities owned by ICG and S.R. One, Limited.

         John Bauer

         John R. Bauer has no beneficial ownership interest in the Issuer's securities at this time.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         1. ICG acquired the shares of the Issuer which are the subject of this report as described under Item 3.

         2. ICG intends to satisfy $952,000 of debt owed to S.R. One, Limited by transferring to S.R, One, Limited 226,315 shares of the Issuer's Common Stock.

         3. ICG intends to satisfy $467,000 of debt owed to Ben Franklin Technology Center of Southeastern Pennsylvania by transferring to it 113,212 shares of the Issuer's Common Stock.

         4. Pursuant to the Purchase Agreement, 50,000 shares of the Issuer have been withheld from ICG, which shares will not be delivered to ICG by the Issuer unless ICG is able to satisfy certain conditions regarding patent concerns relating to one of ICG's products.

Item 7. Material to be Filed as Exhibits.




EXHIBIT 1* Purchase Agreement dated July 23, 1996 by and among the Issuer, International Canine Genetics, Inc. and S.R. One Limited, and Amendment to Purchase Agreement dated September 7, 1996 by and among the Issuer, International Canine Genetics, Inc. and S.R. One, Limited.




* Incorporated by reference to Exhibits 2.2 and 2.3 of Amendment No. 1 to Registration Statement No. 333-10343 on Form S-4 of Synbiotics Corporation.



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 11/4/96                     INTERNATIONAL CANINE GENETICS, INC.


                                   By: /s/ John R. Bauer
                                     ______________________________________
                                     John R. Bauer, Chief Financial Officer